

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10019

Re:    The India Fund, Inc. (the "Fund")
        File Numbers 811-08266 & 333-159611

Dear Ms. Cogan:

On May 29, 2009, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and an amendment of its registration statement under the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. The filing was made for the purpose of registering shares to be issued in a non-transferable rights offering. Our comments regarding the filing are set forth below.

### General

1.     We remind the registrant of its obligation to file electronic reports with respect to fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

2.     Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated rights offering. In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff's view that there should be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." Further, to the extent such offerings are made below net asset value, they should be used for exceptional and not routine circumstances.

3.     The pricing table on the facing page discloses the amount of securities being registered. Confirm that the additional 25% of securities to be made available to satisfy over-subscription requests are included in the amount being registered.

### Prospectus Cover

4.     Disclosure in the third paragraph states that: "You could lose some or all of your investment and you should carefully consider the "risk factors" beginning on page 34 of

this prospectus before participating in this offer." *(Emphasis added.)* The final prospectus should be monitored to ensure the page reference is correct. The referenced discussion appeared on a different page in the version of the filing reviewed by the staff.

5.     Revise the price table by deleting the word "Estimated" from both captions.

6.     Confirm that the statement required by Rule 481(b)(1), the price table and related footnotes, as well as the statement: "The date of this prospectus is      ," will appear on the outside front cover of the prospectus.

### Prospectus

7.     Disclosure sub-captioned "Prospectus Summary - Purposes of the Offer" indicates that the Board believes that increasing the size of the Fund will "improve liquidity of the trading market for the Fund's shares on the NYSE . . ." With respect to this disclosure, advise the staff whether lack of liquidity of Fund shares has been an issue for investors. Disclose the potential effects of the rights offering on current market price.

8.     The next sub-caption, "Investment Objective and Policies," discloses that the Fund may invest in, among others, securities of investment funds that invest at least 80% of their total assets in the equity securities of Indian companies in which the Fund is authorized to invest. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

9.     The second paragraph of this discussion indicates that Indian companies <u>include</u> companies that satisfy any one prong of a three prong test:  companies that are organized under Indian law, companies that derive 50% of their revenues from or have at least 50% of their assets in India, or companies that trade principally in Indian securities markets. Use of the above underlined term suggests that other factors may also be relied upon to make the determination. Delete "include" from the referenced disclosure. The first and last prongs of the test should be paired with one of the other prongs.

Please advise the staff how companies whose shares are principally traded in India, but do not meet another test, are sufficiently tied economically to India.

10.     Disclosure under this caption also indicates that 20% of the Fund's total assets may be invested in short term and other debt securities. Clarify whether the investments include junk securities.

11.     Disclosure in the next paragraph states: "Up to 20% of the Fund's total assets may also be utilized to purchase and sell options on securities, financial futures, fixed income indices and other financial futures contracts, enter into <u>interest rate transactions</u> and to enter into <u>currency transactions</u>, sell securities <u>short</u> and loan portfolio securities." *(Emphasis added.)* Provide more detail regarding the underlined transactions, e.g., do

these transactions involve options, futures, forwards, all three types, or none of the above. Further, if the Fund engages in short sale transactions to a significant extent, add appropriate line item disclosure to the fee table.

12.    Add disclosure to the first risk factor discussed under the caption: "Risk Factors And Special Considerations At A Glance" to the effect that regardless of whether a shareholder participates in the instant offering, to the extent the Fund engages in subsequent rights offering, a shareholder's investment may be diluted by any such offering. In addition, please present the dilution example appearing in the penultimate sentence in this paragraph in tabular format.

13.    Disclosure under the sub-caption "A change in the Fund's tax status could adversely affect the Fund's return on its investments" discusses the Fund's qualification under Subchapter M for the 2004 and 2005 tax years. With respect to the 2005 tax year, disclosure states that "a <u>reversal</u> of $20,551,036 was made in 2006 to the prior year's tax provision." *(Emphasis added.)* If reversal means that the indicated amount was added back to income, please replace the underlined term with a clearer statement of that event. Further, provide a fuller explanation of these events including, a fuller explanation of what and how this happened, describe the nature or character of the tax set-a-side, and disclose the impact of the nearly five million dollar resultant payment of interest and penalties on the Fund's expense ratio. Explain to the staff whether the Chief Compliance Officer has reviewed the situation and made a report to the board. Explain to the staff whether the board has adopted procedures to prevent this from happening again. Explain whether the board made any findings about the matter, including who was responsible. With respect to interest and penalties, explain whether shareholders are obligated to pay? If shareholders will pay, add the expense to the fee table as an extra line item.

14.    Revise the fee table disclosure consistent with the following:

    i.    in light of the Fund's planned investments in other funds, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]),

    ii.    the fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,

    iii.    later disclosure sub-captioned "Leverage," indicates that while the Fund does not presently do so or intend to do so to any significant extent, the Fund may utilize leverage by borrowing or by issuing preferred stock or short-term debt securities in an amount up to 25% of the Fund's total assets. In light of this disclosure, add a firm statement that the Fund will not leverage in the upcoming year, otherwise include the costs of leverage in the fee table,

    iv.    with respect to the indication in footnote 2 that the table reflects breakpoints in the management fee, the table should not reflect such breakpoints until after it has been reached, i.e., the next offering after this one, and

v.    with respect to footnote 3, if any taxes or penalties will be paid, they should be added back.

15.    Disclosure under "The Offer – Payment for Shares" states: "The subscription agent will deposit all checks received by it prior to the final due date into a segregated interest bearing and insured account at a non-affiliated bank pending distribution of the shares. <u>Interest will accrue to the benefit of the Fund</u> regardless of whether shares are issued by the Fund." *(Emphasis added.)* Clarify that the Fund and not shareholders get the benefit of the interest earned on this account.

16.    Disclosure under "The Offer" indicates that the subscription price will be equal to a certain percentage of the net asset value per share of the Fund's common stock at the close of business on the date on which the offer expires, and that completed subscription certificates must be received by 5:00 p.m. on the expiration date. Thus, investors will not know the price at which shares are to be purchased at the time subscription certificates are submitted. Clarify this fact in the disclosure. Further, since the price at which investors submit subscriptions will be estimated explain what happens if the price is too high or too low. Later disclosure states that: "<u>If the market price of the Fund's common stock is below the subscription price, it may not be in your interest to participate in this offering.</u> You will have no right to rescind your subscription after receipt of your payment for shares by the subscription agent, except . . ." *(Emphasis added.)* Disclose in plain English the risks shareholders assume when subscribing for shares whose price is subject to fluctuation.

17.    Revise the third paragraph of the discussion captioned "The Offer – Dilution" as indicated: "If you do not submit a subscription request pursuant to the over-subscription privilege, you ~~may~~ <u>will</u> also experience dilution in your Fund ownership if the Fund offers additional shares for subscription." *(Emphasis added.)*

18.    Revise the discussion sub-captioned "Risk Factors – Validity of registration with SEBI" to reflect the adverse consequences to Fund shareholders if registration as an FII is cancelled and not replaced promptly.

19.    Revise the discussion captioned "Management of the Fund" so as to clearly designate in each instance of a table or listing of directors, such directors as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

20.    Disclosure regarding portfolio manager compensation captioned "Portfolio Manager - Bonus" indicates that the manager received an annual cash bonus and that the compensation was based, in part, on performance determined or measured relative to a benchmark. Accordingly, identify the benchmark and disclose the measuring period used to determine compensation.

\*     \*     \*     \*     \*     \*     \*     \*     \*     \*     \*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Wednesday, July 01, 2009